SIGNATURE

(See Instruction 2(h))

Pursuant to the requirements of the Investment Company Act of 1940 the depositor of the (depositor or trustee or custodian) registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of Dauphin and State of Manitoba on the 25 day of September, 2024.

[SEAL]

Signature_______________
(Name of registrant)

BY Jefferson Lincoln Gottfried
(Name of depositor or trustee or custodian)

BY Jefferson Lincoln Gottfried
(Name of officer of depositor or trustee or custodian)

CEO
(Title)

Attest: _______________
(Name)

(Title)

CLAYTON DEAN SWANTON
A LAWYER PRACTICING IN
THE PROVINCE OF MANITOBA
18 - 3RD AVENUE N. W.
BOX 551
DAUPHIN, MB R7N 2V4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM N-8B-2

REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE CURRENTLY ISSUING SECURITIES

Pursuant to Section 8(b) of the Investment Company Act of 1940

SUPER FLORIDA MAN INC

Name of Unit Investment Trust

☑ Not the issuer of periodic payment plan certificates.

☐ Issuer of periodic payment plan certificates.